360913 S Saratoga, LLC
Profit and Loss
March 31 - April 25, 2017

Income	**$**	**-**
Total Income	**$**	**-**
Expenses	**$**	**-**
Total Expenses	**$**	**-**
Net Income	**$**	**-**

360913 S Saratoga, LLC is a newy formed LLC.

There has been no financial activity to date.

360913 S Saratoga, LLC
Balance Sheet
As of April 25, 2017

ASSETS	**$**	**-**
TOTAL ASSETS	**$**	**-**
LIABILITIES AND EQUITY		
Liabilities	**$**	**-**
Total Liabilities	**$**	**-**
Equity		
33100 Retained Earnings	**$**	**-**
Net Income	**$**	**-**
Total Equity	**$**	**-**
TOTAL LIABILITIES AND EQUITY	**$**	**-**

360913 S Saratoga, LLC is a newy formed LLC.

There has been no financial activity to date.

360913 S Saratoga, LLC
Statement of Cash Flows
March 31 - April 25, 2017

OPERATING ACTIVITIES

Net Income	$	-
Adjustments to reconcile Net Income to Net Cash provided by operations:	$	-
Net cash provided by operating activities	$	-
Net cash increase for period	$	-
Cash at end of period	$	-

360913 S Saratoga, LLC is a newy formed LLC.

There has been no financial activity to date.

360913 S Saratoga, LLC 1336 Magazine Street, Suite 1 NO LA 70130

25 April 2017

I, Jonathan Tate, certify that:

(1) the financial statements of 360913 S Saratoga, LLC included in this Form are true and complete in all material respects; and

(2) since 360913 S Saratoga LLC was formed in 2017, no tax returns have been filed to date.

Signed ______________________

Jonathan Tate, Manager, 360913 S Saratoga, LLC